FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	See attached schedule

Company dealt in	Cadbury plc

Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 10 pence each

Date of dealing	4 January 2010

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached schedule See attached schedule	N/A

(2) Derivatives (other than options)	N/A	N/A

(3) Options and agreements to purchase/sell	N/A	N/A

Total	See attached schedule See attached schedule	N/A

(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number	Number
	( %)	( %)

(1) Relevant securities	N/A	N/A

(2) Derivatives (other than options)	N/A	N/A

(3) Options and agreements to purchase/sell	N/A	N/A

Total	N/A	N/A

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

See attached schedule

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	Writing, selling,	Number of	Exercise	Type, e.g.	Expiry	Option money
e.g. call option	purchasing, varying	securities to which	price	American, European	date	paid/received per
	etc.	the option relates (Note 7)		etc.		unit (Note 5)

N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreemen person disclosing and any other p relevant securities under any opt the voting rights or future acqui to which any derivative referred should be stated.	t, arrange erson rela ion referr sition or to on this	ment or understanding between the ting to the voting rights of any ed to on this form or relating to disposal of any relevant securities form is referenced. If none, this

N/A

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 January 2010

Contact name	John Mills

Telephone number	01895 615176

Name of offeree/offeror with which associated	Cadbury plc

Specify category and nature of associate status (Note 10)	Category (3) – Directors of Cadbury plc

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SCHEDULE
Form 8.1 Aggregated Dealings Disclosure
For Category (3) associates

Dealings in Ordinary Shares

Name	Date of dealing	Purchase/sale	Number of shares	Price per share	Resultant holding	(%)
					of shares
Dr Wolfgang Berndt	4 January 2010	Purchase, following	1,389	£8.03	69,262	0.005
		election to surrender part of Director’s fee for the acquisition of shares, pursuant to an agreement entered into outside of the offer period.

Roger Carr	4 January 2010	Purchase, following	1,621	£8.03	53,158	0.004
		election to surrender part of Director’s fee for the acquisition of shares, pursuant to an agreement entered into outside of the offer period.

Colin Day	4 January 2010	Purchase, following	741	£8.03	13,593	0.001
		election to surrender part of Director’s fee for the acquisition of shares, pursuant to an agreement entered into outside of the offer period.

Guy Elliott	4 January 2010	Purchase, following	1,332	£8.03	15,390	0.001
		election to surrender Director’s fee for the acquisition of shares, pursuant to an agreement entered into outside of the offer period.

Baroness Hogg	4 January 2010	Purchase, following	556	£8.03	3,229	0.0002
		election to surrender part of Director’s fee for the acquisition of shares, pursuant to an agreement entered into outside of the offer period.

Lord Patten	4 January 2010	Purchase, following	1,158	£8.03	17,510	0.001
		election to surrender part of Director’s fee for the acquisition of shares, pursuant to an agreement entered into outside of the offer period.

Dealings in American Depositary Receipts (“ADRs”), each representing 4 Ordinary Shares in the capital of the Company

Name	Date of dealing	Purchase/sale	Number of ADRs	Price per ADR		Resultant holding	(%)
of ADRs
Raymond Viault	4 January 2010	Purchase, following	359 ADRs	US$	51.95	6,057 ADRs	0.002
		election to	(representing 1,436			(representing
		surrender part of	Ordinary Shares)			24,228 ordinary
		Director’s fee for				shares)
the acquisition of ADRs (each representing 4 Ordinary Shares in the capital of the company), pursuant to an agreement entered into outside of the offer period.